UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

_________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42597

_________________

Webull Corporation

_________________

200 Carillon Parkway
St. Petersburg, Florida 33716
(Address of principal executive office)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Webull Corporation (the “Company”) will hold its 2026 General Meeting of Shareholders (the “General Meeting”) on October 30, 2026 at 2:30 p.m. Eastern Time (EDT), at 200 Carillon Parkway, St. Petersburg, Florida 33716, United States, and simultaneously via live webcast at https://www.cstproxy.com/webullcorp/2026.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on September 25, 2026 are entitled to notice of, and to attend and vote at, the General Meeting in accordance with the procedures described in the Proxy Statement.

In connection with the General Meeting, the Company is furnishing the Notice of General Meeting of Shareholders and Proxy Statement (including its appendices) as Exhibit 99.1 and the form of proxy card as Exhibit 99.2 to this Report on Form 6-K.

As a foreign private issuer, the Company is exempt from the proxy solicitation requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 3a12-3(b) thereunder. The proxy materials are being furnished on Form 6-K and are not being filed pursuant to Regulation 14A.

The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1

Notice of General Meeting of Shareholders and Proxy Statement for the General Meeting to be held on October 30, 2026, including Appendix A (proposed Sixth Amended and Restated Memorandum and Articles of Association) and Appendix B (Webull Corporation 2026 Employee Share Purchase Plan).

99.2	Form of Proxy Card for the General Meeting of Shareholders to be held on October 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION
Date: October 1, 2026	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

3